FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Corporate Governance

	Page	App1
Corporate Governance Report ..........	329
Letter from the Group Chairman .....	329
Directors ..............................................	330
Secretary ..............................................	335
Group Managing Directors ................	336

Board of Directors ...............................	338
Directors ................................................	338
Corporate governance codes ...................	346

Board committees ...............................	347
Group Management Board ......................	347
Group Audit Committee ..........................	348
Group Risk Committee ...........................	352
Financial System Vulnerabilities Committee .............................................	358
Group Remuneration Committee ............	360
Nomination Committee .........................	361
Corporate Sustainability Committee .......	362

Internal control ...................................	364

Statement on going concern ..............	367

Employees ............................................	367
Reward ...................................................	367
Employee relations ................................	367
Diversity and inclusion ...........................	367
Employee development ..........................	368
Employment of disabled persons ............	368
Health and safety ...................................	368
Remuneration policy ..............................	368
Employee share plans .............................	369

Other required disclosures ...............	371
Share capital ...........................................		372
Directors' interests .................................		375
Dividends and shareholders .....................		376

2013 Annual General Meeting ..........	371
1. Appendix to Report of the Directors.

Corporate Governance Report

The statement of corporate governance practices set out on pages 329 to 415 and information incorporated by reference constitutes the Corporate Governance Report of HSBC Holdings. The reports of Board Committees are contained within the Corporate Governance Report.

Letter from the Group Chairman

Dear Shareholder

During 2013, your Board has taken positive steps to enhance the Group's corporate governance framework globally, in part to reflect the heightened expectations of all of our stakeholders.

We believe that a robust and transparent corporate governance framework is vital to the sustainable success of HSBC. The Board has a critical role in overseeing the transformation agenda which is underway to simplify the way we run the Group, making it easier to manage and control. Management's focus on the transformation agenda reflects HSBC's three strategic priorities: to implement Global Standards, grow the business and to simplify and streamline processes. At each of its meetings and through its Committees, the Board reviews progress made on implementation of this agenda and challenges management over the speed of delivery and options considered. Strengthening our corporate governance framework to support the successful implementation of our Global Standards programme, which includes enhancement of compliance-related controls and standards relating to financial crime risk, is a continuing priority focus within the Board's agenda.

As an early indication of the Board's commitment to support the transformation agenda, at the start of 2013 we established the Financial System Vulnerabilities Committee ('FSVC') chaired by Rona Fairhead. Throughout the year this committee has overseen our progress in achieving enhanced standards and has provided valuable input in connection with the controls and procedures adopted to underpin them. It has also, with the support of its advisers, worked to identify emerging risks, such as cyber security, and challenged management on its plans to address such risks. A key element of its work in 2013 has been on bolstering 'Know Your Customer' and 'Enhanced Due Diligence' procedures, recommending to the Board revisions and enhancements to existing practices. In January 2014, the Board approved and adopted revised Global Sanctions and Global Anti-Money Laundering Programme Policies, to facilitate implementation and assurance of globally consistent practices. Adherence to these enhanced standards is vital to ensure we adopt globally the high behavioural and compliance standards consistent with our brand and which meet all of our commitments under the deferred prosecution agreement entered into with the US Department of Justice in December 2012 as well as associated legal and regulatory undertakings.

The emphasis we place on adhering to high behavioural standards and 'doing the right thing' has led us to establish a further new Board Committee, the Conduct & Values Committee ('CVC'), which will be chaired by Rachel Lomax. The CVC, which incorporates much of what was previously done in the Corporate Sustainability Committee, will, with a much expanded role, oversee the design and application of our policies, procedures and standards to ensure that we conduct business responsibly and consistently adheres to HSBC Values. The CVC will focus on the key themes that underpin our commitment to meeting societal expectations of the banking sector; treating customers fairly and openly, doing business with the right clients, doing business the right way, being a responsible employer, acting responsibly towards the communities in which HSBC operates and treating all stakeholders fairly.

We recognise, and are preparing for, the specific challenges resulting from continuing regulatory and legislative changes, such as the corporate governance aspects of the EU's Capital Requirements Directive IV, proposals for a senior persons regime now contained in the 2014 Banking Reform Act and support for the establishment of a professional standards body for banking in the UK.

Ensuring we have a diverse balance of skills, knowledge and experience on the Board is a fundamental aspect of successful corporate governance. In my statement to shareholders on pages 3 to 5, I welcomed Kathleen Casey, who will join the Board on 1 March 2014, bringing extensive experience of financial services regulation. Sir Jonathan Evans, who joined the Board on 6 August 2013, has added considerable insight on emerging risks and threats and will take over the chairmanship of the FSVC during the second quarter of this year. The Board has also been strengthened by the appointment of Marc Moses, Group Chief Risk Officer, as an executive Director with effect from 1 January 2014. This reflects the criticality of the Risk function.

On behalf of the Board and with the very capable leadership of its new and existing committees, I can assure you that your Directors remain committed to establishing and maintaining the highest standards of corporate governance wherever we operate. This is key to the Group's ability to capitalise on the opportunities arising from successful implementation of our strategic priorities.

D J Flint, Group Chairman
24 February 2014

Directors

Douglas Flint, CBE, 58
Group Chairman

Skills and experience: Member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers. Fellow of The Chartered Institute of Management Accountants. Extensive governance experience gained through membership of the Boards of HSBC and BP p.l.c.; considerable knowledge of finance and risk management in banking, multinational financial reporting, treasury and securities trading operations; honoured with a CBE in recognition of his services to the finance industry. Joined HSBC in 1995 as Group Finance Director.

Appointed Group Chairman: 2010

Appointed to the Board: 1995

Current appointments include: A director of The Hong Kong Association and Chairman of the Institute of International Finance. A member of the Mayor of Beijing's International Business Leaders' Advisory Council as well as the Mayor of Shanghai's International Business Leaders' Advisory Council; a member of the International Advisory Board of the China Europe International Business School, Shanghai; an independent external member of the UK Government's Financial Services Trade and Investment Board since 20 September 2013, and by invitation from the Prime Minister a British Business Ambassador from January 2014.

Former appointments include: Group Finance Director; Chief Financial Officer and Executive Director, Risk and Regulation. Co-Chairman of the Counterparty Risk Management Policy Group III; Chairman of the Financial Reporting Council's review of the Turnbull Guidance on Internal Control; member of the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board; served on the Large Business Forum on Tax and Competitiveness and the Consultative Committee of the Large Business Advisory Board of HM Revenue and Customs; partner in KPMG; and non-executive director and Chairman of the Audit Committee of BP p.l.c..

Stuart Gulliver, 54
Group Chief Executive
Chairman of the Group Management Board

Skills and experience: A career banker with over 30 years' international experience with HSBC; has held a number of key roles in the Group's operations worldwide, including in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates; played a leading role in developing and expanding Global Banking and Markets. Joined HSBC in 1980 as International Officer Trainee.

Appointed Group Chief Executive: 2011

Appointed to the Board: 2008

Current appointments include: Chairman of The Hongkong and Shanghai Banking Corporation Limited and Chairman of the Group Management Board. A member of the Monetary Authority of Singapore International Advisory Panel and the International Advisory Council of the China Banking Regulatory Commission.

Former appointments include: Chairman, Europe, Middle East and Global Businesses and Chairman of HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Private Banking Holdings (Suisse) SA. Head of Global Banking and Markets; Co-Head of Global Banking and Markets; Head of Global Markets; Head of Treasury and Capital Markets in Asia-Pacific; Deputy Chairman of HSBC Trinkaus & Burkhardt AG and a member of its Supervisory Board; and Chairman of HSBC France.

Kathleen Casey†, 47

Member of the Group Audit Committee and Financial System Vulnerabilities Committee with effect from 1 March 2014.

Skills and experience: Extensive financial regulatory policy experience. Formerly Commissioner of the US Securities and Exchange Commission, acting as the regulator's principal representative in multilateral and bilateral regulatory dialogues, the G-20 Financial Stability Board and the International Organisation of Securities Commissions.

Appointed to the Board: 1 March 2014

Current appointments include: Chairman of the Alternative Investment Management Association, Senior Advisor of Patomak Global Partners, member of the Board of Trustees of Pennsylvania State University, the Trust Fund Board of the Library of Congress and the Advisory Council of the Public Company Accounting Oversight Board.

Former appointments include: Staff Director and Counsel of the United States Senate Committee on Banking, Housing, and Urban Affairs and Legislative Director and Chief of Staff for a US Senator.

Safra Catz†, 52

Skills and experience: A background in international business leadership, having helped transform Oracle into the largest producer of business management software and the world's leading supplier of software for information management.

Appointed to the Board: 2008

Current appointments include: President and Chief Financial Officer of Oracle Corporation. Joined Oracle in 1999 and appointed to the board of directors in 2001.

Former appointments include: Managing Director of Donaldson, Lufkin & Jenrette.

Laura Cha†, GBS, 64

Chairman of the Corporate Sustainability Committee from 1 January 2013 to 31 December 2013. Member of the Conduct & Values Committee since 17 January 2014 and, with effect from the conclusion of the 2014 Annual General Meeting, member of the Nomination Committee.

Skills and experience: Extensive regulatory and policy making experience in the finance and securities sector in Hong Kong and mainland China; formerly Vice Chairman of the China Securities Regulatory Commission, being the first person outside mainland China to join the Central Government of the People's Republic of China at vice-ministerial rank; awarded Gold and Silver Bauhinia Stars by the Hong Kong Government for public service; formerly Deputy Chairman of the Securities and Futures Commission in Hong Kong; and has worked in the US and Asia.

Appointed to the Board: 2011

Current appointments include: Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited; non-official member of the Executive Council of Hong Kong SAR; a Hong Kong Deputy to the 12th National People's Congress of China; non-executive director of China Telecom Corporation Limited; Senior International Advisor for Foundation Asset Management Sweden AB; member of the State Bar of California and Chairman of the Financial Services Development Council of Hong Kong SAR since 17 January 2013. A non-executive director of Unilever PLC and Unilever N.V. since 14 May 2013. Vice Chairman of the China Securities Regulatory Commission's International Advisory Council since July 2004 and a member of the China Banking Regulatory Commission's International Advisory Council since 12 July 2013. Hong Kong delegate for the 12th National People's Congress, People's Republic of China, since 5 March 2013.

Former appointments include: A non-executive director of Bank of Communications Co. Ltd., Baoshan Iron and Steel Co. Limited, Johnson Electric Holdings Limited and Chairman of the University Grants Committee in Hong Kong. Non-executive director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited; and Chairman of the ICAC Advisory Committee on Corruption. Ceased to be a member of the Advisory Board of the Yale School of Management on 18 April 2013.

Marvin Cheung†, GBS, OBE, 66

Member of the Group Audit Committee.

Skills and experience: A background in international business and financial accounting, particularly in Greater China and the wider Asian economy; retired from KPMG Hong Kong in 2003 after more than 30 years; awarded the Gold Bauhinia Star by the Hong Kong Government. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2009

Current appointments include: A non-executive director of Hang Seng Bank Limited and HKR International Limited; non-executive Chairman of the Airport Authority Hong Kong and the Council of the Hong Kong University of Science and Technology; director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Ltd; Member of the Working Group on Transportation under the Economic Development Commission of the Hong Kong SAR Government since 17 January 2013 and member of the court of The Open University of Hong Kong since 1 November 2013.

Former appointments include: A non-executive director of Sun Hung Kai Properties Limited and Hong Kong Exchanges and Clearing Limited; Chairman and Chief Executive Officer of KPMG Hong Kong; council member of the Open University of Hong Kong; and non-official member of the Executive Council of the Hong Kong SAR.

John Coombe†, 68

Chairman of the Group Audit Committee and member of the Group Risk Committee and Group Remuneration Committee.

Skills and experience: A background in international business, financial accounting and the pharmaceutical industry. Formerly Chief Financial Officer of GlaxoSmithKline plc with responsibility for the group's financial operations globally. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board:2005. Due to retire at the conclusion of the 2014 Annual General Meeting.

Current appointments include: Non-executive Chairman of Hogg Robinson Group plc and Home Retail Group plc.

Former appointments include: An executive director and Chief Financial Officer of GlaxoSmithKline plc; non-executive director of GUS plc; member of the supervisory board of Siemens AG; Chairman of The Hundred Group of Finance Directors; member of the Accounting Standards Board; and a council member of The Royal Academy of Arts.

Sir Jonathan Evans†, 56

Member of the Financial System Vulnerabilities Committee since 6 August 2013 and, with effect from the conclusion of the 2014 Annual General Meeting, Chairman. Member of the Conduct & Values Committee since 17 January 2014.

Skills and experience: Extensive experience in national security policy and operations. Formerly Director General of MI5 with responsibility for the leadership, policy and strategy of the Security Service, including international and domestic counter-terrorism, counter-espionage and counter-proliferation activities and cyber security. Responsibility for the oversight of the Joint Terrorist Analysis Centre and the Centre for the Protection of National Infrastructure and attended the National Security Council.

Appointed to the Board: 6 August 2013.

Current appointments include: Senior Associate of Accenture plc since 24 October 2013, a member of the advisory board of Darktrace Limited since 16 September 2013 and a non-executive Director of the UK National Crime Agency since 2 December 2013.

Former appointments include: Various positions in the UK Security Service over a 30-year career, including: Director General; Deputy Director General; Director of International Counter-Terrorism; and Head of the Security Service's Secretariat.

Joachim Faber†, 63

Member and, since 24 May 2013, Chairman of the Group Risk Committee.

Skills and experience: A background in banking and asset management with significant international experience, having worked in Germany, Tokyo, New York and London. Former Chief Executive Officer of Allianz Global Investors AG and member of the management board of Allianz SE; 14 years' experience with Citigroup Inc. holding positions in Trading and Project Finance and as Head of Capital Markets for Europe, North America and Japan. Has a doctorate from the University of Administrative Sciences in Speyer.

Appointed to the Board: 2012

Current appointments include: Chairman of the supervisory board of Deutsche Börse AG; Chairman of the Shareholder Committee of Joh A. Benckiser SARL; independent director of Coty Inc.; director of Allianz France S.A., Allianz Investment Management GmbH and Allianz Climate Solutions GmbH; member of the advisory boards of the Siemens Group Pension Board, the European School for Management and Technology; member of the supervisory board and Chairman of the audit and risk committee of OSRAM Licht AG since 5 July 2013; and council member of The Hongkong - Europe Business Council since 1 June 2013.

Former appointments include: Chairman of Allianz Global Investors Kapitalanlagegesellschaft and Allianz Global Investors Deutschland GmbH; Chairman of the board of Allianz Global Investors SGR; and member of the board of Allianz SpA and of the supervisory board of Bayerische Bӧrse AG. Ceased to be a member of the German Council for Sustainable Development on 1 July 2013.

Rona Fairhead†, CBE, 52

Chairman of the Financial System Vulnerabilities Committee since 18 January 2013. Will cease to be Chairman with effect from the conclusion of the 2014 Annual General Meeting. Ceased to be Chairman of the Group Risk Committee and member of the Nomination Committee and the Group Audit Committee on 24 May 2013.

Skills and experience: A background in international industry, publishing, finance and general management. Formerly Chairman and CEO of the Financial Times Group Limited responsible for the strategy, management and operations of a global media and information business and Finance Director of Pearson plc with responsibility for overseeing the day-to-day running of the finance function and direct responsibility for global financial reporting and control, tax and treasury. Has a Master's in Business Administration from the Harvard Business School.

Appointed to the Board:2004.

Current appointments include: Chairman of HSBC North America Holdings Inc. since 1 January 2014. A non-executive member of the board of the UK Government's Cabinet Office, a non-executive director of The Economist Newspaper Limited and by invitation from the Prime Minister a British Business Ambassador from January 2014. Appointed as a non-executive Director of PepsiCo Inc. with effect from 13 March 2014.

Former appointments include: Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc; Finance Director of Pearson plc and Chairman and director of Interactive Data Corporation. Ceased to be Chairman and CEO of Financial Times Group Limited and director of Pearson plc on 27 April 2013.

Renato Fassbind†, 58

Member and, with effect from the conclusion of the 2014 Annual General Meeting, Chairman of the Group Audit Committee (subject to regulatory approval). Member of the Group Remuneration Committee since 1 March 2013.

Skills and experience: A background in financial accounting and international business. Formerly Chief Financial Officer of Credit Suisse Group AG and ABB Group. Has a Master's in Business Administration and a PhD in Economics from the University of Zurich.

Appointed to the Board: 1 January 2013

Current appointments include: Vice Chairman of the supervisory board and member of the audit and compensation committees of Swiss Reinsurance Company; member of the supervisory board and audit committee of Kühne + Nagel International AG; independent director of Oanda Corporation; and member of the supervisory board of the Swiss Federal Audit Oversight Authority.

Former appointments include: Chief Financial Officer of Credit Suisse Group AG; Senior Advisor to the Chief Executive, Credit Suisse Group AG; Chief Executive Officer of Diethelm Keller Group; Chief Financial Officer of ABB Group; Chairman of ABB (Switzerland) AG and DKSH AG; and a member of the supervisory board of Winterthur Insurance Company.

James Hughes-Hallett†, CMG , SBS, 64

Member of the Nomination Committee and, since 1 January 2013, member of the Corporate Sustainability Committee.

Skills and experience: A background in financial accounting and experience of management of a broad range of international businesses, including aviation, insurance, property, shipping, manufacturing and trading in the Far East, UK, US and Australia. Awarded the Silver Bauhinia Star by the Hong Kong Government. Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2005. Due to retire at the conclusion of the 2014 Annual General Meeting.

Current appointments include: Chairman of John Swire & Sons Limited; non-executive director of Cathay Pacific Airways Limited and Swire Pacific Limited; Chairman of the Esmée Fairbairn Foundation; member of The Hong Kong Association; and Chairman of the Governing Board of the Courtauld Institute of Art.

Former appointments include: A non-executive director of The Hongkong and Shanghai Banking Corporation Limited and a trustee of the Dulwich Picture Gallery.

Sam Laidlaw†, 58

Member of the Group Remuneration Committee and with effect from the conclusion of the 2014 Annual General Meeting, member of the Nomination Committee.

Skills and experience: Significant international experience, particularly in the energy sector, having had responsibility for businesses in four continents. Qualified solicitor and Master's in Business Administration from INSEAD.

Appointed to the Board: 2008

Current appointments include: Chief Executive Officer of Centrica plc; and Lead Non-executive Board Member of the UK Department for Transport.

Former appointments include: Executive Vice President of Chevron Corporation; non-executive director of Hanson PLC; Chief Executive Officer of Enterprise Oil plc; President and Chief Operating Officer of Amerada Hess Corporation; and a member of the UK Prime Minister's Business Advisory Group.

John Lipsky†, 67

Member of the Group Risk Committee, the Nomination Committee and, with effect from the conclusion of the 2014 Annual General Meeting, member of the Group Remuneration Committee.

Skills and experience: International experience having worked in Chile, New York, Washington and London and interacted with financial institutions, central banks and governments in many countries. Served at the International Monetary Fund as First Deputy Managing Director, Acting Managing Director and as Special Advisor. Has a PhD in Economics from Stanford University.

Appointed to the Board: 2012

Current appointments include: Senior Fellow, Foreign Policy Institute at the Paul H. Nitze School of Advanced International Studies, Johns Hopkins University. Co-chairman of the Aspen Institute Program on the World Economy; director of the National Bureau of Economic Research and the Center for Global Development; and member of the advisory board of the Stanford Institute for Economic Policy Research and the Council on Foreign Relations. Global Policy Advisor for Anderson Global Macro, LLC since 4 February 2013 and Chairman of World Economic Forum's Global Agenda Council on the International Monetary System since 1 June 2013.

Former appointments include: Vice Chairman J P Morgan Investment Bank; director of the American Council on Germany and the Japan Society; and a trustee of the Economic Club of New York.

Rachel Lomax†, 68

Chairman of the Conduct & Values Committee since 17 January 2014. Member of the Group Audit Committee and Group Risk Committee.

Skills and experience: Experience in both the public and private sectors and a deep knowledge of the operation of the UK government and financial system.

Appointed to the Board: 2008

Current appointments include: Chairman of the International Regulatory Strategy Group and a director of TheCityUK since 1 January 2013; non-executive director of The Scottish American Investment Company PLC, Arcus European Infrastructure Fund GP LLP and Heathrow Airport Holdings Limited (formerly BAA Limited); member of the Council of Imperial College, London; and President of the Institute of Fiscal Studies.

Former appointments include: Deputy Governor, Monetary Stability, at the Bank of England and member of the Monetary Policy Committee; Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and the Welsh Office; and Vice President and Chief of Staff to the President of the World Bank. Ceased to be a non-executive director of Reinsurance Group of America Inc. on 15 May 2013.

Iain Mackay, 52

Group Finance Director

Skills and experience:Extensive financial and international experience, having worked in London, Paris, US, Africa and Asia. Member of the Institute of Chartered Accountants of Scotland. Joined HSBC in 2007 as Chief Financial Officer of HSBC North America Holdings Inc .

Appointed to the Board: 2010

Current appointments include: a member of the Group Management Board.

Former appointments include: director of Hang Seng Bank Limited; Chief Financial Officer, Asia-Pacific; and Chief Financial Officer, HSBC North America Holdings Inc; Vice President and Chief Financial Officer of GE Consumer Finance and Vice President and Chief Financial Officer of GE Healthcare - Global Diagnostic Imaging.

Marc Moses, 56
Group Chief Risk Officer

Skills and experience: Member of the Institute of Chartered Accountants of England and Wales. Extensive risk management and financial experience. Joined HSBC in 2005 as Chief Financial and Risk Officer, Global Banking and Markets.

Appointed to the Board: 1 January 2014

Current appointments include: A member of the Group Management Board. Director of HSBC Insurance (Bermuda) Limited; HSBC Private Bank (Suisse) SA; and of HSBC Private Banking Holdings (Suisse) SA.

Former appointments include: Chief Financial and Risk Officer, Global Banking and Markets. Formerly European chief financial officer at JP Morgan and audit partner at PricewaterhouseCoopers.

Sir Simon Robertson†, 72
Deputy Chairman and senior independent
non-executive Director

Chairman of the Nomination Committee and, since 24 May 2013, the Group Remuneration Committee. Member of the Financial System Vulnerabilities Committee since 18 January 2013.

Skills and experience: A background in international corporate advisory with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets; honoured with a knighthood in recognition of his services to business; extensive international experience having worked in France, Germany, the UK and the US.

Appointed Senior Independent Director: 2007

Appointed Deputy Chairman: 2010

Appointed to the Board: 2006

Current appointments include: The founding member of Robertson Robey Associates LLP, formerly Simon Robertson Associates LLP; non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited, NewShore Partners Limited and Troy Asset Management; and trustee of the Eden Project Trust and the Royal Opera House Endowment Fund.

Former appointments include: Managing Director of Goldman Sachs International; Chairman of Dresdner Kleinwort Benson; and non-executive director of Royal Opera House, Covent Garden Limited. Ceased to be non-executive Chairman of Rolls-Royce Holdings plc on 2 May 2013.

† Independent non-executive Director.

Secretary

Ben Mathews, 47
Group Company Secretary

Joined HSBC on 11 June 2013 and became Group Company Secretary on 1 July 2013. Fellow of the Institute of Chartered Secretaries and Administrators. Former appointments include: Company Secretary of Rio Tinto plc from 2007 to 7 June 2013; and Company Secretary of BG Group plc.

Group Managing Directors

Ann Almeida, 57
Group Head of Human Resources and Corporate Sustainability

Joined HSBC in 1992. A Group Managing Director since 2008. Former HSBC appointments include: Global Head of Human Resources for Global Banking and Markets, Global Private Banking, Global Transaction Banking and HSBC Amanah.

Samir Assaf, 53
Chief Executive, Global Banking and Markets

Joined HSBC in 1994. A Group Managing Director since 2011. Chairman of HSBC France and director of HSBC Trinkaus & Burkhardt AG. Former HSBC appointments include: director of HSBC Global Asset Management Limited and of HSBC Bank Egypt S.A.E.; Head of Global Markets; and Head of Global Markets for Europe, Middle East and Africa.

Peter Boyles, 58
Chief Executive, Global Private Banking

Joined HSBC in 1975. A Group Managing Director since 1 October 2013. A director of HSBC Global Asset Management Limited since 12 April 2013. Former HSBC appointments include: Chief Executive of HSBC France and Continental Europe and a director of HSBC Bank plc. Ceased to be director of HSBC Bank Malta p.l.c on 5 March 2013 and director of HSBC Trinkaus & Burkhardt AG on 31 August 2013.

Simon Cooper, 46
Chief Executive, Global Commercial Banking

Joined HSBC in 1989. A Group Managing Director and Chief Executive of Global Commercial Banking since 1 October 2013. A director of HSBC Bank plc since 18 April 2013. Former HSBC appointments include: Chief Executive of HSBC Korea and Head of Corporate and Investment Banking of HSBC Singapore. Ceased to be Chairman of HSBC Bank Egypt S.A.E on 29 June 2013, director of The Saudi British Bank on 22 September 2013, Deputy Chairman and Chief Executive of HSBC Bank Middle East Limited on 1 October 2013, director and Chairman of HSBC Bank Oman on 10 October 2013 and a director of HSBC Bank Middle East Limited on 13 February 2014.

Irene Dorner, 59
President and Chief Executive Officer of HSBC USA

Joined HSBC in 1986. A Group Managing Director since 1 February 2013. Chairman of HSBC Bank USA, National Association and HSBC USA Inc.; President and Chief Executive Officer of HSBC North America Inc. Former HSBC appointments include: Chairman of HSBC Amanah Malaysia Berhad and HSBC Amanah Takaful (Malaysia) Sendirian Berhad; Deputy Chairman and Chief Executive of HSBC Bank Malaysia Berhad; Chief Operating Officer, Treasury and Capital Markets; General Manager of Marketing, General Manager of Human Resources; and General Manager of Premier and Wealth Management, HSBC Bank plc.

John Flint, 45
Chief Executive, Retail Banking and Wealth Management

Joined HSBC in 1989. A Group Managing Director since 1 January 2013. A director of HSBC Private Banking Holdings (Suisse) SA since 6 June 2013 and of HSBC Bank Canada. Former HSBC appointments include: Chief of Staff to the Group Chief Executive and Group Head of Strategy and Planning; Chief Executive Officer, HSBC Global Asset Management; Group Treasurer; and Deputy Head of Global Markets.

Pam Kaur, 50
Group Head of Internal Audit

Joined HSBC and became a Group Managing Director on 1 April 2013. A co-opted member of The Institute of Chartered Accountants in England and Wales Council since 1 May 2013. Former appointments include: Global Head of Group Audit for Deutsche Bank AG; Chief Financial Officer & Chief Operating Officer, Restructuring & Risk Division, Royal Bank of Scotland Group plc; Group Head of Compliance and Anti-Money Laundering, Lloyds TSB; and Global Director of Compliance, Global Consumer Group, Citigroup.

Alan Keir, 55
Chief Executive, HSBC Bank plc

Joined HSBC in 1981. A Group Managing Director since 2011. Chief Executive of HSBC Bank plc since 1 October 2013. A Director of HSBC Trinkaus & Burkhardt AG since 31 August 2013, and a director of HSBC France since 10 December 2013. Former HSBC appointments include: Global Head, Global Commercial Banking.

Stuart Levey, 50
Chief Legal Officer

Joined HSBC and became a Group Managing Director in January 2012. Former appointments include: Under Secretary for Terrorism and Financial Intelligence in the US Department of Treasury; Senior Fellow for National Security and Financial Integrity at the Council on Foreign Relations; Principal Associate Deputy Attorney General at the US Department of Justice; and Partner at Miller, Cassidy, Larroca & Lewin LLP and Baker Botts LLP.

Antonio Losada, 59
Chief Executive, Latin America and the Caribbean

Joined HSBC in 1973. A Group Managing Director since December 2012. Ceased to be Chairman of HSBC Bank (Panama) S.A on 28 October 2013. A director of HSBC Bank Argentina S.A, HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC and Grupo Financiero HSBC, S.A. de C.V. Director of HSBC North America Holdings from 1 January 2014. Former HSBC appointments include: Chief Executive Officer, HSBC Argentina; and Deputy Head, Personal Financial Services, Brazil.

Sean O'Sullivan, 58
Group Chief Operating Officer

Joined HSBC in 1980. A Group Managing Director since 2011. Former HSBC appointments include: Group Chief Technology and Services Officer; director and Chief Operating Officer of HSBC Bank plc; and Chief Operating Officer of HSBC Bank Canada.

Peter Wong, 62
Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Joined HSBC in 2005. A Group Managing Director since 2010. Chairman of HSBC Bank (China) Company Limited and HSBC Bank Malaysia Berhad. A non-executive director of Hang Seng Bank Limited and Bank of Communications Co. Ltd. An independent non-executive director of Cathay Pacific Airways Limited. Former HSBC appointments include: Vice Chairman of HSBC Bank (Vietnam) Ltd; director of HSBC Bank Australia Limited; and a director of Ping An Insurance (Group) Company of China, Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014